March 17, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Anuja Majmudar and Karina Dorin

Re:	Volato Group, Inc. Registration Statement on Form S-3 Originally Filed January 13, 2025 File No. 333-284241

Dear Ms. Majmudar and Ms. Dorin:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Volato Group, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-3 (File No. 333-28424), together with all exhibits and amendments thereto, initially filed to the Commission on January 13, 2025 (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because the Company is not eligible to use Form S-3 at this time. Because the proposed issuance of securities under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Registrant hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

The Registrant hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of Registration Statement be issued by the Commission as soon as reasonably possible.

Sincerely,

By:	/s/ Matthew Liotta
Name:	Matthew Liotta
Title:	Chief Executive Officer

cc:	Kate Bechen, Dykema Gossett PLLC